EXHIBIT 99.1

Osisko Gold Announces CFO Transition to Support Its Next Stage of Growth

TORONTO, Aug. 25, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") announces that Alexander Dann has advised the Company of his intention to retire and will be stepping down from his role as Chief Financial Officer ("CFO") and Vice President, Finance, capping a distinguished 35-year career. Mr. Dann will remain with the Company for a transition period to support an orderly handover of responsibilities. As part of the Company's planned leadership succession process, Elijah Tyshynski will be appointed CFO and will join the senior leadership team following a period of transition, bringing extensive financial and capital markets experience as the Company enters its next stage of growth.

Sean Roosen, Chairman and CEO, commented: "We thank Alex for his significant contributions and leadership over the past five years. He was instrumental in guiding the Company through an important period and ensuring it enters its next phase of growth from a position of financial strength. On behalf of the Board of Directors and our entire team, I extend our sincere appreciation to Alex for his exemplary service and wish him all the best in his well-earned retirement. Elijah joins the Company at a pivotal time and inherits a robust balance sheet. We believe his experience and capabilities will help maintain the financial discipline required to execute our growth strategy and deliver long-term value for all shareholders."

Reflecting on his tenure, Mr. Dann commented: "Serving as CFO of Osisko Gold has been a privilege, and I am grateful to have worked alongside such a talented team. The Company is well-positioned for continued success, and I am confident the team will carry that momentum forward."

Elijah Tyshynski Biography

Mr. Tyshynski joins Osisko Gold from ATEX Resources Inc. where he served as Chief Financial Officer and Corporate Secretary from 2025 following the sale of O3 Mining to Agnico Eagle Mines ("Agnico"). During his time with O3 Mining, he acted as Chief Financial Officer and Corporate Secretary and oversaw financial and regulatory reporting, financings, implementation of internal policies and processes, and the eventual transaction with Agnico. Prior to, and during his time with O3 Mining, Mr. Tyshynski worked with Osisko Mining as the Director of Strategic Development, along with providing capital markets and strategic advice to other companies within the Osisko Group. Mr. Tyshynski background includes extensive infrastructure financing and structuring experience across developed and emerging markets, including at the sovereign and supranational levels, having held the position of Senior Portfolio Manager at Ontario Teachers Pension Plan, Head of Trading for the Standard Bank of South Africa in Johannesburg, and Vice President of Emerging Market Trading for both Morgan Stanley and Royal Bank of Canada in London, England.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskogold.ca	Email: prabenok@osiskogold.ca
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements relate to, among other things: the anticipated retirement of Mr. Dann and his continued service during the transition period; the timing and completion of the planned leadership transition; the appointment of Mr. Tyshynski as CFO and his joining the Company’s senior leadership team; the anticipated benefits of the leadership transition and Mr. Tyshynski’s experience and capabilities; and the Company’s ability to maintain financial discipline, execute its growth strategy and deliver long-term value for shareholders; the Company’s objective of becoming an intermediate gold producer; and the exploration potential and prospectivity of its properties. Forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: the leadership transition proceeding on the anticipated terms and timeline; Mr. Dann remaining available to support an orderly handover of responsibilities; Mr. Tyshynski joining the Company and assuming the role of CFO as contemplated; the continuity and effective operation of the Company’s finance function throughout the transition; the Company continuing to have access to sufficient financial, managerial and other resources to execute its growth strategy; the absence of material adverse changes affecting the Company’s business, financial position or operations as a result of the leadership transition; the ability to develop the Cariboo Gold Project and its status as being fully permitted; the Company’s objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of any work stoppages or suspensions at the Company's projects; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: delays or changes in the anticipated timing or implementation of the leadership transition; the inability to complete an orderly and effective handover of responsibilities; disruption to the Company’s finance function, financial reporting, internal controls, treasury or financing activities; challenges associated with leadership succession and the integration of a new CFO; the Company’s inability to maintain financial discipline or execute its growth strategy as contemplated; adverse changes in the Company’s business, financial position, operating environment or access to capital; risks related to the exploration, development and operation of the Cariboo Gold Project; changes in estimated project costs, development timeline, or construction schedule; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.